Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

The Board of Directors

The Wireless Infrastructure business of Filtronic plc:

We consent to the incorporation by reference in the registration statements: (Nos. 333-20549, 333-65459, 333-38568, 333-88836 and 333-107645) on Form S-8; (Nos. 333-81384, 333-107633 and 333-123246) on Form S-3; and No. 333-112182 on Form S-4, of Powerwave Technologies, Inc. of our report dated 13 October 2006, with respect to the combined balance sheets of the Wireless Infrastructure business of Filtronic plc as of 31 May 2006 and 2005, and the related combined statements of income and cash flows for the years then ended, which report appears in the Form 8-K of Powerwave Technologies Inc. (expected to be dated on or about 17 October, 2006).

/s/ KPMG Audit Plc

Leeds, England

17 October 2006